Exhibit 99.1

CoinShares PLC

A public company incorporated in Jersey

2 Hill Street, St Helier, Jersey, JE2 4UA

Registered number: 161481

FINAL RESULTS OF THE VOTE FOR THE EXTRAORDINARY GENERAL MEETING[1] 15 SEPTEMBER 2026

EXTRAORDINARY GENERAL MEETING — 15 SEPTEMBER 2026

Total Ordinary Shares in issue	131,780,209 shares
Total treasury shares	Nil
Total voting shares (eligible votes)	131,780,209 shares
Total number of votes cast	93,873,868 votes
Votes cast as a percentage of voting shares	71.24%

[1]	For a full description of the items on the agenda, please refer to the Notice convening the Extraordinary General Meeting held on 15 September 2026.

RESULTS OF THE VOTES AT THE EXTRAORDINARY GENERAL MEETING

		Passed /	Votes cast: IN FAVOUR		Votes cast: AGAINST		Total number of votes cast FOR
Number	Resolutions	Rejected	Number	%	Figure	%	and AGAINST	ABSTENTIONS[2]
1	Authority for the Company to make market purchases of its own Ordinary Shares, in accordance with Article 57 of the Companies (Jersey) Law 1991 and Article 2.4 of the Articles, up to a maximum of 25% of the Ordinary Shares in issue, at a minimum price of US$0.01 and a maximum price of US$20.00 per Ordinary Share, for a period of five years expiring on 15 September 2031. (Ordinary Resolution)	Adopted	90,580,193	96.49%	3,293,651	3.51%	93,873,844	24
2	Authority for Ordinary Shares purchased pursuant to Resolution 1 to be held by the Company as treasury shares rather than cancelled, and for the Directors to deal with such treasury shares from time to time in accordance with the Companies (Jersey) Law 1991 and the Article. (Ordinary Resolution)	Adopted	93,372,607	99.47%	499,012	0.53%	93,871,619	2,249
3	Approval and adoption of the CoinShares PLC 2026 Equity Incentive Plan in its entirety, in the form adopted by the Board of Directors on 21 August 2026, including for the purposes of Section 422 of the U.S. Internal Revenue Code of 1986, as amende. (Ordinary Resolution)	Adopted	70,027,162	74.60%	23,845,453	25.40%	93,872,615	1,253
4	Authority for the Board to grant French tax-qualified free shares (attributions gratuites d’actions) under the Plan, including pursuant to the French Sub-Plan, on the terms set out in the Notice, for a period of 38 months expiring on 15 November 2029. (Special Resolution)	Adopted	70,136,632	95.63%	3,205,566	4.37%	73,342,198	20,531,670

[2]	Abstentions (votes withheld) are not treated as votes cast and are accordingly not taken into account in the calculation of the percentages in favour and against, in accordance with the Notice convening the Extraordinary General Meeting and standard practice.

[3]	Resolutions 1, 2 and 3 were proposed as Ordinary Resolutions, requiring the approval of a simple majority of the votes cast. Resolution 4 was proposed as a Special Resolution, requiring the approval of not less than 67% of the votes cast. Resolution 2 was conditional upon Resolution 1 being passed, and Resolution 4 was conditional upon Resolution 3 being passed; in each case that condition was satisfied.

[4]	Voting on all resolutions was conducted by way of a poll on the basis of one vote per Ordinary Share. A quorum was present throughout the Extraordinary General Meeting.

[5]	The results will be reported to the U.S. Securities and Exchange Commission on a Report of Foreign Private Issuer on Form 6-K and published on the Company’s website at https://investor.coinshares.com/general-meetings.

By Order of the Board

Company Secretary

CoinShares PLC

Jersey, 16 September 2026